AcroBoo, Inc.
                       3000 Bayport Drive, Suite 250
                           Tampa, Florida 33607
                        Telephone: (813) 637-6900

February 18, 2011

VIA EDGAR TRANSMISSION AND OVERNIGHT MAIL
-----------------------------------------

U. S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street N.E.
Washington, D.C.  20549

Attention:  Mr. Christopher Chase, Staff Attorney

Re:    AcroBoo, Inc.
       Amendment No. 2 to Registration Statement on Form S-1
       Filed January 28, 2011
       File No.:  333-170477

Dear Mr. Chase:

On behalf of AcroBoo, Inc. (the "Company"), we are hereby responding to the comment letter, dated February 9, 2011 (the "Comment Letter"), from the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") with respect to the Company's Registration Statement on Form S-1 (File No. 333-170477) (the "Registration Statement"). In response to the Comment Letter and to update certain information in the Registration Statement, the Company is filing with the Commission today Amendment No. 3 to the Registration Statement (the "Amendment"). We are sending you a marked copy for your review.

Please note, we have updated the financial statements in our amended Form 10, as required by Rule 8-08 of Regulation S-X. For ease of reference, set forth below are the comments of the Staff with respect to the Registration Statement. The Company's response is set forth below each comment.

Prospectus Summary, page 3
---------------------------

1. Please revise the last sentence of your Prospectus Summary section to clarify that you are referring to activities not engaged in by Jagged Peak. As currently drafted, it is unclear whether you are referring to AcroBoo or Jagged Peak.

Response: We respectfully note the Staff's comment. The Prospectus Summary section has been revised to state AcroBoo instead of Jagged Peak.



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The Spin-Off and Plan of Distribution, page 7
---------------------------------------------

Our Relationship with Jagged Peak after the Distribution, page 9
-----------------------------------------------------------------

2. We note your response to comment ten of our letter dated January 6, 2011. We also note that your "Our Relationship with Jagged Peak after the Distribution" section on page 9 continues to state that you will have different management and directors. Please revise here and expand your summary section to make clear that AcroBoo will continue to be controlled by the persons who control Jagged Peak.

Response: We have revised the Registration Statement to reflect that AcroBoo will continue to be controlled by the persons who control Jagged Peak.


Management of AcroBoo, page 9
------------------------------

3. Please expand your "Management of AcroBoo" section to include an estimate of the number of hours per week Mr. Furlong intends to devote to the affairs of Acroboo.

Response:  We have expanded the section under "Management of AcroBoo," page
9 to state that Mr. Furlong will devote approximately 15-20 hours per week to company matters.

Management's Discussion and Analysis or Plan of Operation, page 20
-----------------------------------------------------------------

4. We read your response to comment seven of our letter dated January 6, 2011. Please revise your disclosure to specifically state these websites were not fully functional prior to your incorporation. It appears that the revenues and the costs derived from these websites were nominal and therefore not material. If so, please state this fact and remove the statement that "This will represent revenues taken away from Jagged Peak."

Response: We have revised the registration statement to that revenues and the costs derived from these websites are considered nominal and therefore not material.

5. Further, we note that Jagged Peak intends to transfer the websites to you upon the effectiveness of the registration statement. Please disclose the transfer plan in this section and elsewhere in the filing. In addition, advise us how you will value and record the transferred assets. If the transfer is material to your balance sheet, please provide a pro forma balance sheet alongside your existing balance sheet elsewhere in the filing to give effect to the transfer and the resulting change in capitalization as of the most recent balance sheet date.

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


Response: We have added disclosure to the Registration Statement that management does not believe the websites are fully functional at this time, and specific costs related to the business could not be reasonably separated from Jagged Peak's business at this time. We have also added disclosure under Management's Discussion and Analysis or Plan of Operation, page 20 and the corporate timeline, page 22 concerning the transfer of the Jagged Peak websites to AcroBoo upon the effectiveness of the Registration Statement.

Supplementally, as stated in the Registration Statement, management believes that this transfer represents nominal value to AcroBoo, at this time, and is not material to AcroBoo's balance sheet.


Research and Development, page 25
----------------------------------

6. Please revise your research and development discussion on page 25 to avoid the use of highly technical business technology. For example, we note your use of "heterogeneous hardware platforms" and "multi-tiered ERP and supply chain environment." Refer to Rule 421(b) of Regulation C under the Securities Act of 1933.

Response: We have revised the research and development discussion on page 25 to eliminate the highly technical business technology.

7. We note that your research and development disclosure on page 25 indicates that you intend to focus on development of your web services business. Please reconcile this with your disclosure on page 6 that buying products to sell online is the core of your business model, and your disclosure on page 23 which states that your web services are "only expected to be a small portion of the business in the beginning years as [you build] up the number of products [you sell] on-line."

Response: We have revised our research and development disclosure, page 25 whereby, we state, that we intend to focus our research development on our core business as disclosed on page 6. As to the second part of your comment, we have added disclosure on page 23, that although our core business is buying products to sell online, management plans to develop software programs to enable the purchases and shipment of these products. If management is successful in developing these logistical software programs to ship its own products, management plans to license these software programs. If management is successful in developing these software programs, management plans to license these software programs, which would represent a small portion of its business.

Undertakings, page II-3
-----------------------

8. Please delete the introductory paragraph to your undertaking number six on page II-4. Please also use the exact undertaking language set forth at Item 512(h) of Regulation S-K.

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


Response: We have revised the Registration Statement to delete the introductory paragraph to our undertaking number six. We have also included the exact undertaking language set forth at Item 512(h) of Regulation S-K.


Mr. Chase, we hope our responses satisfactorily address your comments. Further, on behalf of the company, we acknowledge that:

o the company is responsible for the adequacy and accuracy of the disclosure in the filing;

o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

o the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Respectfully submitted,

AcroBoo, Inc.

By:  /s/  Dan Furlong
---------------------------------
          Dan Furlong
          Chief Executive Officer

cc:  Thomas C. Cook, Esq.
     Corporate Counsel


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